7315 East Peakview Avenue

Centennial, Colorado 80111

(303) 912-5327

September 13, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att: Ms. Suzanne Hayes and Ms. Irene Paik

Re:	IASO BioMed, Inc.
Amendment No. 1 to Draft Registration Statement Submitted May 2, 2016 CIK NO. 0001662907

Dear Ms. Hayes and Ms. Paik:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated May 27, 2016 (the “SEC Comment Letter”) regarding the above-referenced Draft Registration Statement, as amended, (the “DRS”) filed by IASO BioMed, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are submitting to the Commission an amended draft of the DRS (the “Amendment”). The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter; however, other changes reflected by the Amendment relate to minor changes to the beneficial ownership table. The Company also wishes to inform the Staff that it commenced bridge financing (the “Bridge Financing”) under Regulation D for the sale of Units consisting of one share of common stock and a Warrant to purchase one share of common stock at an exercise price of $.75 per share (the “Unit”). The Company is contemplating a purchase price for the Unit of $.40 per Unit. At this time there have been no sales under the contemplated Bridge Financing and will file a Form D within the prescribed ten day time period after an initial sale.

Our responses are as follows:

General

Comment No. 1.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Securities & Exchange Commission

September 13, 2016

Response:

We will provide the Staff with copies of all written communications that we, or any authorized persons, present to potential investors in reliance of Section 5(d) of the Securities Act.

Prospectus Summary

Comment No. 2 - Significant Accomplishments, page 9 We note your statement that you have a three member Scientific Advisory Board. From your disclosure on page 58, it appears you have a five member Scientific Advisory Board. Please reconcile these statements.

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see page 9.

Comment No. 3 - Key Risks and Uncertainties, page 10 Please revise the first bullet point to highlight that your auditors have issued a going concern opinion on your audited financial statements. Please also revise to disclose how long you will be able to fund your current operations based on your financial standing.

Response:

We have revised the DRS in accordance with the Staff’s comments. Please see page 10.

Comment No. 4 - Corporate Information, page 11 We note that you provide that your website is www.iasobiomedusa.com. However, we are unable to locate any such website. Please advise.

Response:

We have established our website and it is now available at www.iasobiomedusa.com.

Risk Factors

Comment No. 5 - We will need to obtain a significant amount of additional financing…, page 13 We note your statement here that the offering proceeds will fund your operations until the fourth quarter of 2017. We also note your disclosure on pages 35, 37 and F-8 that you anticipate that the net proceeds from this offering will fund your operations until December 31, 2016. Please reconcile these statements.

Response:

We have revised the DRS in accordance with the Staff’s comment to make our estimates on pages 13, 36, 38 and F-8 consistent.

Comment No. 6 - We are vulnerable to competition and technological change, and also to physicians’ inertia, page 19

Please explain the term “physician’s inertia” and explain how it presents a risk to your company.

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Securities & Exchange Commission

September 13, 2016

Response:

            We have revised the DRS in accordance with the Staff’s comment. Please see page 19.

Special Note Regarding Forward-Looking Statements, page 27

Comment No. 7. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings or for penny stock issuers. Refer to Section 27A(b)(1)(C) of the Securities Act. Please either delete any references to the Private Securities Litigation Reform Act or clarify that the safe harbor does not apply to statements made in connection with this offering.

Response:

We have deleted the “Special Note Regarding Forward Looking Statements.”

Comment No. 8 - Dilution, page 31 Please revise this section to describe the effect of McGill University’s right to fix their ownership at 5% of your issued and outstanding shares of common stock in the event that you issue less than $1,500,000 shares of common stock.

Response:

The Company and McGill University have agreed to revise the Licensing Agreement to provide for a fixed payment of 300,000 shares of our common stock in lieu of the right to fix ownership at 5%. We have revised the DRS accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment No. 9 - Recent Developments, page 36 We note your disclosure on page 36 regarding the license agreement. Please revise to identify the university with which you signed the license agreement, the intellectual property that is being licensed, the term of the agreement, the termination provisions, and the aggregate amounts paid to date under the agreement.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 36.

Comment No. 10. We note your statement in the third paragraph of page 36 that you agreed to issue 5% of the total number of issued and outstanding shares in the company’s Series A financing to the University. Based on your disclosure on page F-8, it appears that this offering is the “Series A” offering. Please revise to clarify that this offering is the Series A financing.

Response:

The Company and McGill University have agreed to revise the Licensing Agreement to provide for a fixed payment of 300,000 shares of our common stock in lieu of the right to fix ownership at 5%. We have revised the DRS accordingly. Please see page 36.

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Securities & Exchange Commission

September 13, 2016

Comment No. 11. We note your disclosure on page 36 regarding the research agreement. Please expand your disclosure to describe the rights and obligations of the parties under the agreement, the programs to which it applies and the termination provisions. Please make revisions as appropriate throughout. We also note your disclosure that $65,000 will be due under the Research Agreement in April 2016. Please disclose whether this amount has been paid in your next amendment.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see pages 36 and 48.

Business

General

Comment No. 12. Please revise your disclosure to provide brief explanations of scientific terms to enable a lay investor to understand. For instance, at first use, please define the following terms:

•	“frank gynecomastia”
•	“gonadotropins”
•	“hypogonadism”
•	“assays”
•	“GC/MS”

Please make corresponding changes to the Prospectus Summary.

Response:

            We have revised the DRS in accordance with the Staff’s comment and included a Glossary defining these terms. Please see pages 11 and 39.

Comment No. 13. We note that you have not done any clinical testing of IAS-167A but provide a table of potential benefits of IAS-167. Please explain to us the bases for the differences you describe on page 41 between Testosterone Replacement Therapy and IAS-167.

Response:

Our preliminary animal data indicates that the administration of the IASO peptide in hypogonadal rats elevates testosterone levels without the exogenous administration of Testosterone and with no apparent adverse effects in the IASO peptide treated animals. The table describes the expected attributes of our IASO peptide, with final proof to be documented only after human clinical trials. We have revised the DRS to reflect the foregoing discussion. Please see page 41.

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Securities & Exchange Commission

September 13, 2016

IASO’s IAS-167A peptide binds …, page 43

Comment No. 14. Please provide a narrative discussion explaining the graphic on page 43 and explain the term “steroidogenesis.”

Response:

We have removed the chart on page 43 and replaced it with a discussion of the science behind our Testosterone replacement product candidate. The term “steroidogenesis is defined in the Glossary. Please see pages 40 and 43.

Technology; Research and Development, page 49

Comment No. 15. We note that lay investors may have a difficult time trying to interpret the R&D timeline you provide in the chart on page 49. Please supplement the chart with narrative disclosure about your R&D timeline from Year 2 through Year 5.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 49.

Comment No. 16. We note that you have an exclusive license for a patent that was filed by McGill University and that you “have initiated National Phase application in various jurisdictions.” Please revise your disclosure to provide the type of patent protection you have (i.e., composition of matter, use or process), the expiration date, the applicable jurisdictions in which you plan to submit an application and whether there are contested proceeding and/or third-party claims relating to the patent.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 50.

Management, page 56

Comment No. 17. For Dr. Papdopoulos and Dr. Kartazas, please disclose the term of office as director and the period during which each individual has served as such. Refer to Item 401(a) of Regulation S-K.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 58. The term for which each director serves is disclosed on page 60.

Certain Relationships and Related Transactions, page 61

Comment No. 18. We note your statement that you have entered into a Research Agreement with RIMUHC to conduct pre-clinical research for your Testosterone Replacement Program and your AD Diagnosis Program. However, the Research Agreement filed as Exhibit 10.2 appears to only govern a research study entitled, “Peptide-based pharmacological induction of androgenformation in male hypogonadism.” In other words, it appears that the Research Agreement does not govern the AD Diagnosis Program. Please reconcile.

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Securities & Exchange Commission

September 13, 2016

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 62.

Principal Stockholders, page 62

Comment No. 19 We note that you have disclosed the executive officers’ and directors’ beneficial holdings by footnote disclosure. Please supplementally reconcile the amounts held by these parties to the beneficial ownership of beneficial holdings of your offices and directors as a group.

Response:

We have revised the Beneficial Ownership Table to reflect the holdings of Mr. Duane Knight as director. The table below supplementally reconciles the amounts held by these parties.

	Shares	Warrants	Total	Percentage/Pre	Percentage/Post
VGP Discovery	11,016,000	3,102,400	14,118,400	38.65%	30.34%
CNKonsulting	10,284,000	2,896,800	13,180,800	36.29%	28.45%
Minerals	2,216,667
+R. Schell & R. Rice	250,000
	2,466,667	667,200	3,133,867	9.19%	7.11%
Duane Knight	50,000	-	50,000	0.15%	0.12%

Officer/Director Total (4 people)	23,816,667	6,666,400	30,483,067	76.03%	60.85%
Shares outstanding pre-offering	33,052,632
Shares outstanding post-offering	43,052,632

Description of Securities

Voting Rights, page 63

Comment No. 20. We note that Section 8 of Article I of your bylaws states that matters shall be decided by the vote of a majority in voting interest of the stockholders present in person or by proxy and entitled to vote thereat. Please provide this information in this section as required by Item 202(a)(1)(v) of Regulation S-K.

We have revised the DRS in accordance with the Staff’s comment. Please see page 64.

Warrants, page 64

Comment No. 21. We note your statement that as of March 31, 2016 you had outstanding warrants to purchase an aggregate of 5,000,000 shares of common stock. It appears from your disclosure elsewhere that you have outstanding warrants to purchase an aggregate of 8,000,000 shares of common stock. Please revise.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 65.

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Securities & Exchange Commission

September 13, 2016

Note 7 – Subsequent Events, page F-11

Comment No. 22. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company will supplementally advise the Staff as requested.

Item 16. Exhibits and Financial Statement Schedules.

Comment No. 23. We note that Exhibit 10.1 is missing Appendix B and that Exhibit 10.2 is missing Exhibits A and B. With your next amendment, please file each Exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K. Please note that, if appropriate, you may submit a request for confidential treatment of portions of your exhibits pursuant to Rule 406 under the Securities Act of 1933.

Response:

The Company plans to file for confidential treatment with respect to these exhibits suppplementally.

Comment No. 24. We note your disclosure on page 67 that investors will be required to execute a Subscription Agreement. Please file a copy of a form of the agreement as an exhibit to the registration statement with your next amendment.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see Exhibit 4.3.

Comment No. 25. We note that in the seventh paragraph of page 75 you exempt yourself from the applicability of paragraphs (i) and (ii) above if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement. We note that none of Item 512(a)(1)(iii)(A), (B) or (C) apply in your circumstances such that a post-effective amendment must be filed in such situations. Please revise to remove this paragraph.

Response:

We have revised the DRS in accordance with the Staff’s comment. Please see page 76.

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Securities & Exchange Commission

September 13, 2016

Should you or others have any questions or would like additional information, please contact Gerald A. Adler, Esq. of Newman & Morrison, LLP, Attention, at (212) 248-1001 or by fax at (212) 202-6055.

Very truly yours,

/s/ Mr. Richard Schell
Mr. Richard Schell Chief Executive Officer

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